# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Parke Bancorp, Inc., CIK 0001315399
CUSIP: 700885106
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 5 Arie Disenchik St., Tel Aviv, Israel (L3), 6935640
Date of event which requires filing of this statement: 09/03/2025
Amends the filing with accession number 0001641172-25-025681
Filed by CIK 0002015284
Persons authorized to receive notices and communications: Geoffrey R. Morgan, Croke Fairchild Duarte & Beres LLC, 180 N. LaSalle Street, Suite 3400, Chicago, Illinois (IL), 60601, 1414.588.2948

## Reporting persons
- Jacob Shemer (CIK 0002015284): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 0; shared voting power 549,053; sole dispositive power 0; shared dispositive power 549,053; aggregate amount beneficially owned 549,053 (4.63% of the class)
  Comment: Based on 11,847,197 shares of Common Stock outstanding as of August 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025
- Alphabeta Ai Multi Strategy, LP (CIK 0002013218): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 8,950; shared voting power 0; sole dispositive power 8,950; shared dispositive power 0; aggregate amount beneficially owned 8,950 (.08% of the class)
  Comment: Based on 11,847,197 shares of Common Stock outstanding as of August 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.
- Ron Shemer (CIK 0002013217): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 8,400; shared voting power 549,053; sole dispositive power 8,400; shared dispositive power 549,053; aggregate amount beneficially owned 557,453 (4.7% of the class)
  Comment: Based on 11,847,197 shares of Common Stock outstanding as of August 6, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.
- RPS Master - Investment Management RPS 2014 LP (CIK 0002013216): type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 540,103; shared voting power 0; sole dispositive power 540,103; shared dispositive power 0; aggregate amount beneficially owned 540,103 (4.56% of the class)
  Comment: Based on 11,847,197 shares of Common Stock outstanding as of August 6, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: Parke Bancorp, Inc.
Address of issuer's principal executive offices: 5 Arie Disenchik St., Tel Aviv, Israel (L3), 6935640
Comment: This Amendment No.6 to Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock (the "Common Stock") of Parke Bancorp., a New Jersey corporation (the "Issuer" or "Registrant"). The address of the principal executive offices of the Issuer is 601 Delsea Drive, Washington Township, New Jersey 08080, and its telephone number is 856-256-2500.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following persons (each, a "Reporting Person"):

i. Alphabeta Ai Multi Strategy, LP ("Alphabeta Ai")
ii. RPS Master Investment Management RPS 2014 LP ("RPS Master")
iii. Ron Shemer ("R. Shemer")
iv. Jacob Shemer ("J. Shemer")
Residence or business address: The principal business address each of the Reporting Persons is 5 Arie Disenchik St., Tel Aviv, Israel, Zip Code 6935640
Present principal occupation or employment: Alphabeta Ai is a Limited Partnership specializing in quantitative investment strategies. RPS Master is a Limited Partnership using quantitative and fundamental investment strategies. R. Shemer is the Chairman of the General Partners of Alphabeta Ai and RPS Master.
Criminal convictions in the last five years: The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
R. Shemer is a citizen of Israel and the United States.

J. Shemer is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: RPS Master Investment Management RPS 2014 LP used working capital to make the purchases of Common Stock listed on Schedule I hereto.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Company's policies, including its insider trading policy, as applicable. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.
Transactions in the class effected during the past sixty days: Schedule I sets forth the transactions in the Common Stock effected by the Reporting Persons during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. SCHEDULE I

2. Joint Filing Agreement.

## Signatures
- Jacob Shemer: /s/ Jacob Shemer, Jacob Shemer (09/09/2025)
- Alphabeta Ai Multi Strategy, LP: /s/ Ron Shemer, By: Alpha Beta Hedge Funds Ltd. Its: General Partner, Ron Shemer / Chairman (09/09/2025)
- Ron Shemer: /s/ Ron Shemer, Ron Shemer (09/09/2025)
- RPS Master - Investment Management RPS 2014 LP: /s/ Ron Shemer, By: RPS Hedge Ltd Its: General Partner, Ron Shemer / Chairman (09/09/2025)